5582 Broadcast Court

Sarasota, Florida 34320

December 19, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NAYA Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-279593

To whom it may concern:

NAYA Biosciences, Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Friday, December 20, 2024, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments or the declaration of effectiveness of this registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NAYA BIOSCIENCES, INC.

By:	/s/ Steven Shum
Steven Shum
Chief Executive Officer

cc:	Katherine Bagley, Esq.
Robert Augustin, Esq.